Exhibit 12.1
Hanesbrands Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

				Six Months
	Years Ended			Ended	Years Ended
	January 2,	January 3,	December 29,	December 30,	July 1,	July 2,
	2010	2009	2007	2006	2006	2005
Earnings, as defined:
Income from continuing operations before income tax expense, noncontrolling interest and income/loss from equity investees	$52,456	$163,195	$185,321	$112,830	$417,543	$343,099
Fixed charges	191,442	179,003	223,395	90,168	44,366	52,596
Amortization of capitalized interest	3,722	3,632	3,676	2,024	4,227	5,000
Distributed income of equity investees	—	—	—	—	—	3,030
Interest capitalized	(6,559)	(4,047)	(2,184)	(1,904)	(4,656)	(1,694)
Noncontrolling interest in pre-tax income	(1,173)	(158)	(1,195)	(910)	(1,224)	(55)

Total earnings, as defined	$239,888	$341,625	$409,013	$202,208	$460,256	$401,976

Fixed charges, as defined:
Interest expense	$159,222	$155,280	$201,131	$78,692	$26,075	$35,244
Amortized premiums, discounts and capitalized expenses related to indebtedness	10,967	6,032	6,475	2,279	—	—
Interest factor in rental expenses	21,253	17,691	15,789	9,197	18,291	17,352

Total fixed charges, as defined	$191,442	$179,003	$223,395	$90,168	$44,366	$52,596

Ratio of earnings to fixed charges	1.25	1.91	1.83	2.24	10.37	7.64

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company’s uncertain tax positions. The percentage of rent included in the calculation is a reasonable approximation of the interest factor.